December 28, 2007

Division of Corporate Finance

Securities and Exchange Commission

Washington, DC 20549

Mail Stop 3561

Attention Ms. Janice McGuirk

RE:	SuperDirectories, Inc.

Form 10-SB – Amendment Number 6

File No. 5153

Dear Ms. McGuirk:

     On behalf of the above referenced publicly owned Delaware corporation, we thank you for your letter dated October 26, 2007. We are providing herein our responses to your comments and descriptions of amendments made to address your concerns about our last Amendment to Form 10-SB. For convenience, we will respond seriatum to the matters contained in your letter. Page and item references are to the Amendment No. 7 to the Form 10-SB filed herewith.

Our Business, Page 4

1.

Reference is made to the last statement of this section. Considering the fact that it has taken the company years to develop and because of the human editing aspect of this data base, please clarify the basis for believing the directory “should be large enough and sufficiently complete to compete favorably in the market for online information.” (emphasis added) We note the statement on Page 5 “[C]competitors include Amazon's A9, AOL Time Warner, Ask Jeeves, Find What, Google, LookSmart, Microsoft's MSN and Yahoo!...”

In “Our Business”, page 4, we state "Our CEO intends to place the database into competition when he feels it is large enough and sufficiently complete to attract users and generate revenues, presently estimated to be within one year based upon our present rate of growth in listings.” We continue to recognize, in the Business, Operating Plan and Risk Factors sections of Amendment 7 appearing on pages 1,17, and 12 respectively, that competition is characterized largely by formidable participants with far greater resources than our own. Our awareness that many large companies are active in the directory business in addition to their known prominence in the Search field is pointed out in Risk Factors on page 12. As a development stage company with no revenues, we do not compare ourselves to these very large enterprises. Therefore the statement you have noted has been removed from Amendment 7. See "Our Business" pages 4 and 5.

Ms. Janice McGuirk

December 28, 2007

Competitive Situation , Page 5

2.

We reissue our comment six from the August 14, 2007 letter. It should be made clear here and throughout as appropriate, that because the company's database is directly dependent upon funding, the company's searchable results will continue to be limited, dependent upon the company's financial situation.

We make clear that the company's database growth depends upon additional capital. Please see those references at Customers, page 7; Risk Factor 4 on page 11; Plan of Operations, pages 17 and 19.. Please also refer to "Our Business", on page 5.

3.

We reissue comment five from our letter dated August 14, 2007. Given the seven years of developing your business and the rapid changes in technology, discuss the impact the changes in technology have had upon you business and the ability of your business to complete.

Technology changes to date, while requiring careful attention, have not impeded our development ability. We disclose in section Our Business of Amendment 7 that we keep up to date with the latest technologies available in our trade and have the latest routers and servers (see Our Business, Page 5). We are not aware of any disadvantage we have suffered. We recognize that failure to keep current can seriously and adversely affect our ability to compete, particularly if significant technology changes require costly improvements. Please see expanded disclosure under "Our Business" beginning on page 4 of Amendment 7.

4.

We reissue comment eight from our letter dated August 14, 2007. Clearly and prominently disclose the potential limitations on SuperDirectories' information such as slower updating of information in the directories, out of date information or links, a higher level of specificity required in the search term, etc.

The existing information on our directory is revised and updated once a month. We are continually adding more specific information and expanding the number of subjects. Our actual database offers very good and complete information on 3100 subjects selected on their internet search popularity. We have a 98% level of active links. An active link is defined as a URL that leads to a good website page. Please refer to "Competitive Situation" in Amendment 7, on page 5.

Ms. Janice McGuirk

December 28, 2007

5.	Provide the basis for the statement that, "we feel comfortable in assuming that [the] cost of construction will be met" or remove.

We have determined the likely total costs to be incurred and we have succeeded in raising a large portion of the necessary funds. As our funding activity continues, we see no reason to assume that we will not continue raising money and therefore, “we feel comfortable in assuming….”  Please see our amended disclosures in the final paragraph of Our Business ending on Page 4, 5, and Plan of Operations on Page 16.

Marketing Activities, page 7
6.

We reissue comment nine from our letter of August 14, 2007. With respect to those websites that did not join the "pay-per-click" program, will your directory make it clear to users that in fact there are additional websites than the ones automatically found via a routine query? Please discuss the limitations on the search capabilities to the end users and the potential impact this could have upon the users of your searchable database, as previously requested.

Among other things, it is planned that any of our listed sites that have not been covered by a "Pay-per-Click agreement" with us when we begin to market our service will receive a bi-weekly report showing the hits they have received from us. There are two kinds of listed websites: (1) those that we selected and listed in our quest to populate our database, i.e., make them available and increase our number, (such listings will remain free), and (2) those that will submit or have submitted their website for listing subject to payment of the listing fee of $125.00. All sites will be given the option to join our "Pay-per-Click" program at a fixed price of $0.25 per click. Those that do join will be found at the top of any routine query done on our database. As a result, our 'Pay-per-Click' customers will get more clicks since our users will find them easier. We do not intend to remove any listed websites because they are not a part of our "Pay-per-Click" agreement or have not paid a listing fee.

The priority order in which websites will appear in our search results will be controlled by the popularity of each website and not by the amount they have agreed to pay for key words. Our Pay-per-Click fees will be a fixed rate. The website owners contracting for a publicity banner might be expected to experience greater popularity and in turn to show at the top of the search result listing.

It is our opinion that all websites listed on SuperDirectories are advertisers. However, as explained above, those who do not pay will also be automatically found but at a lower order in the search result listing. Please refer to pages 6 and 7 under Marketing Activities.

7.	As previously requested, please revise the disclosure in this section to disclose the time frame for entering this business and any other material information regarding this proposed program.

Please refer to our response to your comment #1, above. In approximately one year, our CEO intends to place the database into competition when he expects it to be large enough and sufficiently complete to attract users and generate revenues. Following that event, other material information, if any, will be added to the disclosures now contained in Marketing Activities at page 7.

Ms. Janice McGuirk

December 28, 2007

8.

Further in this regard, it is not understood why you state “[W]e will have an extensive listing of such sites…” (emphasis added) when there are no agreements at this time. Please clarify or delete this statement, as appropriate.

References to "An extensive listing of such sites", which appear at pages 19 and 20 refer to the content of our Directory, based upon which we expect to have decided to pursue such activities. That language is not intended to suggest that we have any Agreements, but that we have some listings which we can pursue to obtain such agreements.

9.

Please disclose your response to comment 12 from Counsel's letter dated September 21, 2007 to your form 10-SB and other periodic reports and expand on the disclosure. We note that you have removed the disclosure indicating that you do not consider the websites listed on SuperDirectories to be advertisers. We note that only those websites that pay a fee and agree to the pay per click agreement will be included in the search results by end users. Please clarify how you intend to indicate to the users of your database that these companies are paid advertisers. Clarify whether it will be made clear to the end user that the results are all paying to be included. If not provide an appropriate analysis as to why this is not considered advertising. We note that other search engines clearly indicate those search results that are paying to be listed at the top or on the first page. We may have further comment.

We have disclosed in the second paragraph of "Marketing Activities", page 7, that we do not intend to remove any listed websites even if they are not a part of our "Pay-per-Click" agreement. The directory will also clearly state that listing fees and "Pay-per-Click" fees will impact the order in which results to a query will be displayed, but will not impact the number of results displayed.

In addition, please note that when we commence our commercial activity, our search results will be annotated in a manner most usually adopted in the industry, such as "Sponsored Results" or Color Coding or other appropriate mechanism to identify and setoff "paid" results.

Ms. Janice McGuirk

December 28, 2007

Risk Factors, Page 13

10.

We reissue comment 15 from our letter dated August 14, 2007. Provide a more detailed discussion of the facts that led to the potential rescission liability. Clarify in greater detail the potential problems with the rescission offer.

We respectfully refer to our response #15 on September 21, 2007. Additional discussion of facts leading to the potential rescission liability are reproduced here from the Footnote 3 to Company's the Audited financial statements as of 9/30/06 which states

"During the three years ended September 30, 2005, the Company issued shares of stock without registration or qualification under federal and state securities laws. Although it is Management's opinion that these sales were exempt from any such registration, additional steps have been taken to fortify our basis of exemption. A Form D has been filed with SEC with respect to the 25 United States purchasers. The non-United States purchasers were offered a right to rescind, their remedy under Section 12. None of them have asked for a rescission, and all have agreed to accept replacement certificates bearing an expanded and more restrictive legend. They have also agreed to sell shares only pursuant to Regulation S and not to engage in hedging. They have also provided additional personal information in support of their status as non-United States investors. None of the purchasers were, or are, directors, officers or beneficial owners. Based upon the foregoing Management believes that there will be no impact on financial status as no expenses will be involved other than those already paid for mailing and printing, approximately $15,000. Accordingly, the Company is of the opinion that no liability exists and no provision for liability has been made in the financial statement. The common stock was issued at various dates to non-employees at prices determined by the Company's president." Please see the disclosure in Amendment 7 at Risk Factors, starting on Page 14.

11.

As requested in prior comment 11 from our letter dated August 14, 2007. Please revise the disclosure in this section to discuss in greater detail how the referral business will be operated, the time frame for entering this business, the anticipated fees to be charged, and any other material information regarding this program. We again note that the website referred to plans to "specialize" in these bookings with airlines, cruises, fishing charters, golf packages, hotel rooms and ski packages. Fully discuss.

Please see our response to #7 above and in Amendment 7, Marketing Activities, Page 7. and our response to your comment #1, above. In approximately one year, our CEO intends to place the database into competition when he expects it to be large enough and sufficiently complete to attract users and generate revenues. Following that event, other material information, if any, will be added to the disclosures now contained in Marketing Activities at page 7. Our website has been corrected to indicate "engage in" rather than "specialize in.

12.

We reissue comment 18 from our letter dated August 14, 2007. Disclose in greater detail your plan of operations if you are unable to raise sufficient, i.e. the $1 million you indicate is necessary for your plan of operations. Also clarify the business activities you will undertake if you are unable to raise any funds. Provide the basis for the statement, "we believe we can satisfy all of our capital requirements for the next 12 months as set forth in our plan" and "we are confident we will be able to continue until business operations are commenced." We may have further comment.

Amendment 7 discloses that we have completed and exceeded the revised total of our targeted fund raising ($779,050). Please see “Plan of Operations” on page 18. That present level of funding is also summarized in Description of Business, General on page 1 of Amendment 7.

Ms. Janice McGuirk

December 28, 2007

13.	Provide the disclosure required by Item 402 of Regulation S-B, including the summary compensation table in the same format as that in Item 402(b)(1).

We have made the necessary disclosures in our summary compensation table which can be seen at Item 6, Executive Compensation on page 26 of Amendment 7.

14.

We reissue comment 21 from our letter dated August 14, 2007. provide a detailed discussion of Mr. Wright's role as a consultant and the specific services that he provided to the company for which he received the cash of $90,000 and options to purchase 7,605,000 shares of common stock.. Clarify the terms set forth in the consulting agreement with Mr. Wright.

We provide here and at Amendment 7, Item 7, Certain Relationships and Related Transactions beginning on page 27 that Mr. Wright was engaged as a consultant Pursuant to a November 2004 written agreement; included as exhibit 10. Cash compensation was 90,000 plus options to purchase shares (the subject of SEC comment # 14). Wright's assignment included his efforts to locate and assemble of a team of qualified professionals to assist SD in taking all steps necessary to become and to remain a full reporting company under the 1934 Act. The goal was understood to instill a culture of regulatory compliance in a start-up company with no regulatory expertise. At that time, the Company had several hundred shareholders and had engaged a CPA firm with largely tax experience and no PCAOB experience or standing (Dragon Benware). Similarly, SD's lawyers at the time (in Albany, NY) had little or no securities experience.

The services provided, for which Mr. Wright received the compensation described in your comment #14, were the introduction of and negotiation with a number of CPA's and Securities lawyers engaged in public company practice; liaison among SD and those professionals engaged by SD, supervision and coordination of the work of the professionals engaged in preparation and filing for the company pursuant to SEC's regulations, and examination of the SEC commentary with respect to the overall effort.

You requested clarification of the terms set forth in the consulting agreement with Mr. Wright which is attached as an exhibit. Those terms were: Mr. Wright would provide:

(1)consulting services related to the registration of the company's securities under the Securities Exchange Act of 1934,
(2)application to have the Company's securities quoted on the OTC Bulletin board, and
(3) such other related business consulting services as the Company may reasonably request, provided that,
(4) Mr. Wright shall not be requested to provide any services which would render him ineligible to receive the compensation specified herein, referring to the availability of S-8 to register option shares. Reporting on those same numbered functions through today, Mr. Wright's engagement can be described as follows:

1.) This service has been performed
2.) This service has not been requested or performed.
3.) Services described at the first paragraph in reply to this Comment 14.
4.) None requested; none performed .

Ms. Janice McGuirk

December 28, 2007

15.

We reissue comment 22 from our letter dated August 14, 2007. Please explain the exemption relied upon and the facts supporting your reliance upon the exemption. Clarify the transactions that were subject to the rescission offer. Discuss how the rescission offer was meant to correct the insufficient documentation and explain how the rescission offer was conducted. In addition, given the lack of sufficient documentation with the initial offerings pursuant to Regulation S, explain the impact this had upon the availability of Regulation S on the Rescission Offer. We may have further comment.

Please refer to Part II, Item 4 “Recent Sales….”,  Page 35 of Amendment 7 for the explanation and discussion requested by this comment # 15.

16.	We note the recent stock issuances up to September 11, 2007. Please insure that the disclosure both here and also that on page 1 under "Description of Business - General" is consistent.

Those disclosures have been consistently made as referenced in Recent Sales of Unregistered Securities and on page 1 Description of Business - General".

17.   It is disclosed on page 1 that 256,500 shares of the company stock was issued from July 1, 2007 to September 11, 2007. Under “Recent Sales of Unregistered Securities” section, please identify the individuals or classes of individuals and dates involved, the specific exemption(s) claimed for each transaction and the facts relied upon to support the exemption claimed. See Item 701 of Regulation S-B in this regard.

This additional disclosures have been provided in the sections mentioned in your comment.

18.	We reissue comment 24 from our letter dated August 14, 2007. Please amend the Form 10-KSB and the Forms 10-QSB to comply with the above comments as applicable.

We believe that this requirement has been addressed by making all applicable changes in the Form 10-KSB for the fiscal year ended September 30, 2007 being filed herewith. The same applies to the Form 10-QSB previously filed for the period ending June 30, 2007 and will apply to all future filings.

   We hope that our Amendment 7 and our responses in this letter have fully addressed your concerns expressed in Comments 1-18 and that our Form 10-SB is now in full compliance with what you believe to be an appropriate level of disclosure for our company.

Very truly yours,

/s/
                                                      GRIFFITH, McCAGUE & WALLACE, P.C.

Charles B. Jarrett, Jr.

CBJ/hma